Exhibit I.A.(5)(k)

Royal Tandem Life Insurance Company	New York, New York

Unisex Rider This rider deletes any reference in the basic policy and any attached riders to an individual’s sex.

Charges Deducted from Investment Base on Each Policy Processing Date After the Policy Date	The Charges Deducted from Investment Base on Each Policy Processing Date After the Policy Date provision in this policy is modified by replacing item (4) in the Mortality Cost section with the following:

(4)    We determine the current cost of insurance rate per $1,000 based on the insured’s attained age, underwriting class and the value of (3) above. If your underwriting class changes as a result of an unscheduled premium payment, we will determine the current cost of insurance rate per $1,000 separately for increases in death benefit after the effective date of such underwriting class change.

The Income Plans	The Income Plans provision in this policy is modified by the following:

Plan 2. Income for Life The Tables for Income for Life are deleted and replaced with the following:

Table for Income for Life

(Monthly Payments for Each $1,000 Applied)

Age	10 Years Certain	20 Years Certain	Refund Certain
0-10	$3.24	$3.23	$3.22
15	3.32	3.31	3.30
20	3.41	3.40	3.39
25	3.52	3.51	3.50
30	3.66	3.64	3.63
35	3.84	3.81	3.79
40	4.07	4.00	3.99
45	4.36	4.23	4.24
50	4.71	4.50	4.54
55	5.14	4.79	4.92
60	5.68	5.10	5.39
65	6.35	5.38	6.01
70	7.17	5.60	6.83
75	8.07	5.72	7.94
80	8.95	5.75	9.48
85 & over	9.54	5.75	—

Plan 5. Joint Life Income The last sentence in the paragraph is deleted and replaced with the following: Amounts for ages not shown in the table below are available on request.

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The Income Plans (Continued)	The Table of Joint Life Income is deleted and replaced with the following:

Table of Joint Life Income

(Monthly Payments for Each $1,000 Applied)

		Older Age
		55	60	65	70	75
	50	$4.55	$4.76	$4.99	$5.26	$5.56
	55	4.75	4.99	5.27	5.59	5.95
	60	—	5.25	5.59	5.98	6.42
Younger	65	—	—	5.94	6.43	6.99
Age	70	—	—	—	6.94	7.66
	75	—	—	—	—	8.41

Error in Age

The Error in Age or Sex provision is deleted and replaced with the following:

If an age as stated in the application is wrong, it could mean the face amount or any other policy benefit is wrong. Therefore, amounts payable under this policy or its riders will be what the premiums paid would have bought at the true age.

Required Note on Our Computations	The first paragraph of the Required Note on Our Computations provision is deleted and replaced with the following:

Our computations of reserves, cash surrender values, fixed base, scheduled premium fixed base and the maximum mortality costs are based on the mortality table and interest at the rate shown in Policy Schedule 2. In calculating the maximum mortality costs, we use the insured’s attained age and underwriting class. When making our computations, we assume that death claims are paid immediately. Mortality and expense risks of Royal Tandem shall not adversely affect the dollar amount of insurance benefits or cash surrender values.

This endorsement is part of the policy to which it’s attached.

“Signature Appears Here ” “Signature Appears Here ” Secretary President

MNORSCP87